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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 4
                                       to
                                Schedule 14D-1/A

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                    -----------------------------------------

                            LUMEN TECHNOLOGIES, INC.
                            -------------------------
                            (Name of Subject Company)

                                   EG&G, INC.

                             LIGHTHOUSE WESTON CORP.
                             -----------------------
                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   550242 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
--------------------------------------------------------------------------------
    (Names, Addresses, and Telephone Numbers of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

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         This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1/A
("Amendment No. 4") relates to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998, Amendment No. 2 thereto dated November 6, 1998 and Amendment No. 3 thereto dated November 10, 1998 (the "Original Statement").

         The Original Statement is amended as follows:

Item 10. ADDITIONAL INFORMATION.

         The information set forth in Items 10(b), (c) and (f) is hereby amended and supplemented by the following:

         On November 20, 1998, the Parent, as the ultimate parent entity of the Purchaser, received a request for additional information (a "Second Request") from the Antitrust Division of the Department of Justice (the "Antitrust Division") under the Hart-Scott-Rodino Improvements Act of 1976, as amended (the "HSR Act"). Unless earlier terminated, the Second Request extends the waiting period under the HSR Act until ten calendar days after substantial compliance by the Parent with such request.

         Pursuant to the Merger Agreement, Parent has extended the expiration date of the tender offer to 6:00 p.m., New York City time, on December 3, 1998.

         On November 23, 1998, the Parent issued a press release announcing receipt of the Second Request and the extension of the expiration date, the full text of which is set forth in Exhibit (a)(12) attached hereto and is incorporated herein by reference.




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Item 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended by adding immediately following the reference to Exhibit (a)(11) the following:

(a)(12) Text of Press Release as published November 23, 1998, issued by the Parent.




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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.


Dated: November 23, 1998                EG&G, INC.



                                        By: /s/ Stephen P. De Falco
                                            -----------------------------------
                                            Name: Stephen P. De Falco
                                            Title: Vice President of Strategic
                                                   Planning and Business
                                                   Development



                                        LIGHTHOUSE WESTON CORP.



                                        By: /s/ Philip Ayers
                                            -----------------------------------
                                            Name: Philip Ayers
                                            Title: Secretary





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                                INDEX OF EXHIBITS


Number            Exhibit Name
------            ------------

*(a)(1)           Offer to Purchase.

*(a)(2)           Letter of Transmittal.

*(a)(3)           Notice of Guaranteed Delivery.

*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)           Form of Summary Advertisement as published October 27, 1998.

*(a)(8) Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

*(a)(9)           Text of Press Release dated October 27, 1998, issued by the
                  Parent.

*(a)(10)          Text of Press Release dated October 30, 1998, issued by the
                  Parent.

*(a)(11)          Text of Press Release dated November 6, 1998, issued by the
                  Parent.

(a)(12)           Text of Press Release dated November 23, 1998, issued by the
                  Parent.

**(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent.

***(b)(2)         364-Day Competitive Advance and Revolving Credit agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

***(b)(3)         Five-Year Competitive Advance and Revolving Credit Facility
                  dated as of March 21, 1994, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent, as amended.

*(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among the Parent, the Purchaser and the Company.

*(c)(2) Stockholders' Agreement dated as of October 21, 1998, among the Parent and certain stockholders of the Company.

*(c)(3) Confidentiality Agreement dated as of June 9, 1998 between the Parent and the Company.


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(d)               None.

(e)               Not applicable.

(f)               None.


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*    Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).